Merus N.V. Yalelaan 62 3584CM Utrecht The Netherlands www.merus.nl KvK Utrecht 30.189.136 BTW NL8122.47.413.B01

June 14, 2017

Via EDGAR Transmission

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Gabor

Re:	Merus N.V.
Registration Statement on Form F-3
Filed June 14, 2017
Registration No. 333-218432

Dear Mr. Gabor:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on June 16, 2017, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Merus N.V. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Peter Handrinos of Latham & Watkins LLP, counsel to the Company, at (617) 948-6060, or in his absence, Jennifer Yoon at (617) 880-4540, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours, Merus N.V.

By:	/s/ Ton Logtenberg
Ton Logtenberg Chief Executive Officer

cc:	John Crowley, Merus N.V.

Peter N. Handrinos, Esq., Latham & Watkins LLP

Jennifer Yoon, Esq., Latham & Watkins LLP